

June 22, 2015

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

      Re: Elkhorn Unit Trust, Series 5
         File Nos. 333-204680; 811- 22925

Dear Mr. Warren:

We have reviewed the registration statement for Elkhorn Unit Trust, Series 5 (the "Fund"), filed on Form S-6 with the Securities and Exchange Commission on June 3, 2015, and have the comments below, which are applicable to each of the following portfolios: Elkhorn CAP-X Achievers Portfolio (the "CAP-X Achievers Portfolio"), Elkhorn Foundation Pure Water Portfolio (the "Pure Water Portfolio") and Elkhorn Sector Neutral Portfolio of DWA ETFs (the "Sector Neutral Portfolio"). Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

FUND STRUCTURE

1. The Fund is structured as a UIT of UITs. <u>I.e.</u>, the Fund contemplates investing in shares of the Elkhorn Unit Trust, Series 1. Explain to the staff the purpose of structuring the Fund in this manner. Will this structure cause shareholders to be exposed to double taxation and duplicate transaction costs? If so, prominently disclose these risks and other risks associated with the Fund's structure.

2. Please inform the staff whether the Trust received exemptive relief from Sections 12(d)(1) and 17(a) in connection with the purchase of shares of an affiliated UIT.

PROSPECTUS

COVER PAGE

3. The portfolios listed are series of the Elkhorn Unit Trust, Series 1. Please revise the disclosure here and throughout the document accordingly.

PRINCIPAL INVESTMENT STRATEGY

4. In the section captioned, Portfolio Selection Strategy for the CAP-X Achievers Portfolio, disclose the market capitalization of the common stocks in which the Trust will invest. We may have further comments.

5. In the Principal Investment Strategy section for the Pure Water Portfolio, the disclosure defines pure water companies as, "companies that derive more than 50% of their net revenues in the global water industry." It further states that, "The Trust will be required, under normal circumstances, to invest at least 80% of its net assets in securities of water companies, as defined above." However, in the Portfolio Selection Strategy section, the disclosure states, "The portfolio *principally* [emphasis added] consists of securities of companies that derive a *majority* [emphasis added] of their net revenues from, one of the following categories within the global water industry[.]" Please confirm that at least 80% of the portfolio will consist of securities of water companies.

6. Explain to the staff the meaning of the word "pure" and whether the term could be confusing to shareholders? For example, does the word "pure" suggest that portfolio companies will derive close to 100% of their revenues from the water industry?

7. The DWA Sector Neutral Portfolio states that, "The Trust seeks to achieve its objective by selecting certain Invesco PowerShares DWA sector-based momentum exchange-traded funds ("ETFs") and weighting them equal to the sector weightings of the S&P 500 Index." Please inform the staff whether the structure contemplated by the Fund, i.e., UIT of UITs, complies with the exemptive relief received in connection with the offering units of Elkhorn Unit Trust, Series 1.

PORTFOLIO DIVERSIFICATION

8. This section of the prospectus is incomplete. Given the structure contemplated, i.e., UIT of UITs, why isn't this information disclosed? We may have further comments.

PRINCIPAL RISKS

9. The Principal Risks for the CAP-X Achievers Portfolio includes the following sector risks: Consumer Products, Industrials, and Health Care. If investments in these sectors will be part of the CAP-X Achievers Portfolio's Principal Investment Strategy, add the relevant disclosure in the Principal Investment Strategy section accordingly.

10. The Principal Risks for the Pure Water Portfolio includes Industrials sector risk. If investments in this sector will be part of the Pure Water Portfolio's Principal Investment Strategy, add the relevant disclosure in the Principal Investment Strategy section accordingly.

11. The Principal Risks for the Pure Water Portfolio includes small and mid-cap company risk. If investments in small and mid-cap issuers will be part of the Pure Water Portfolio's Principal Investment Strategy, add the relevant disclosure in the Principal Investment Strategy section accordingly.

FEE TABLE

12. Footnote 4 to the fee table states "the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period." Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

TRUST PORTFOLIO (Notes to Portfolio)

13. Please inform the staff why the information required by this section of the prospect is incomplete. This Fund proposes holding shares of the Elkhorn Unit Trust, Series 1; therefore, the information should be readily available.

HOW TO BUY UNITS

14. In the section captioned "Exchange or Rollover Option," you state, "If you are buying units of your Trust in the primary market with redemption or termination proceeds from any other Elkhorn unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales fee and a deferred sales fee." Confirm to the staff that no units will be sold below net asset value.

GENERAL COMMENTS

15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

16. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

17. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel